Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
June 30, 2015

	Three Months Ended June 30		Nine Months Ended June 30
	2015	2014	2015	2014
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$90,286	$74,391	$467,742	$427,827
Add:
Portion of rents representative of the interest factor	3,041	3,177	9,320	9,438
Interest on debt & amortization of debt expense	27,955	31,840	85,166	95,556
Income as adjusted	$121,282	$109,408	$562,228	$532,821
Fixed charges:
Interest on debt & amortization of debt expense(1)	$27,955	$31,840	$85,166	$95,556
Capitalized interest(2)	493	332	1,525	1,040
Rents	9,122	9,530	27,960	28,314
Portion of rents representative of the interest factor(3)	3,041	3,177	9,320	9,438
Fixed charges(1)+(2)+(3)	$31,489	$35,349	$96,011	$106,034
Ratio of earnings to fixed charges	3.85	3.10	5.86	5.03